UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FRANKLIN COVEY CO.

(Name of Issuer)

SERIES A PREFERRED STOCK, No Par Value

COMMON STOCK, Par Value $0.05 Per Share

(Title of Class of Securities)

353469109

(CUSIP Number)

Peter E. Lorenzen

Munsch Hardt Kopf & Harr P.C.

1445 Ross Avenue, Suite 4000

Dallas, TX 75202

(214) 855 7545

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 353469109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knowledge Capital Investment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock - 1,015,002 Series A Preferred Stock - 3,311,438

	8.	Shared Voting Power None

	9.	Sole Dispositive Power Common Stock - 1,015,002 Series A Preferred Stock - 2,111,438

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock - 1,015,002 Series A Preferred Stock - 2,111,438

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock – 5.0%* Series A Preferred Stock - 92.0%*

14.	Type of Reporting Person (See Instructions) PN

*Based on the number of outstanding shares as of April 4, 2005 as reported in the Company’s Quarterly Report on Form 10 Q for the quarterly period ended February 26, 2005. Number of common shares does not include 5,913,402 shares that may be purchased after March 8, 2006 pursuant to warrants.

This Amendment No. 7 amends the Statement on Schedule 13D filed on June 14, 1999, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 (the “Schedule 13D”), by Knowledge Capital Investment Group (the “Reporting Person”).

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following at the end thereof:

On July 5, 2005, the Company exercised it right under the Shareholders Agreement to repurchase from the Reporting Person 1,200,000 shares of Series A Preferred Stock having an aggregate liquidation value of $30 million. The aggregate purchase price was $30 million plus accrued dividends through the repurchase date.

Item 5.	Interest in Securities of the Issuer
Item 5(a) is hereby amended to read in its entirety as follows:

(a)  This Statement relates to 1,015,002 shares of Common Stock, representing 5.0% of the issued and outstanding shares of Common Stock beneficially owned by the Reporting Person and 2,111,438 shares of Series A Preferred Stock, representing 92.0% of the issued and outstanding shares of Series A Preferred Stock beneficially owned by the Reporting Person. In addition, the Reporting Person holds Warrants to purchase 5,913,402 shares of Common Stock after March 8, 2006 as described in Item 4. The shares of Common Stock that may be purchased on exercise of the Warrants are not currently deemed to be beneficially owned by the Reporting Person.

Item 5(b) is hereby amended to read in its entirety as follows:

(b)  the Reporting Person has the sole power to vote and dispose of the 1,015,002 shares of Common Stock, as well as the 2,111,438 shares of Series A Preferred, which shares of Series A Preferred also provide the Reporting Person with 4,222,876 votes on matters brought generally before the holders of Common Stock.

Item 5(c) is hereby amended to add the following at the end thereof:
The response to Item 4 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July  7, 2005

KNOWLEDGE CAPITAL INVESTMENT GROUP

By: Inspiration Investments Partners III, L.P.,
Its Manager

By: Inspiration Investments GenPar III, L.P.,
Its General Partner

By: Hampstead Associates, Inc.,
Its Managing General Partner

By:	/s/ Lisa Ross

Lisa Ross
Secretary